Exhibit 99.1

Titan Medical Names Prominent Medical Technology Executive Charles Federico as Chairman of the Board

TORONTO--(BUSINESS WIRE)--May 1, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), announces the appointment of Charles W. Federico, age 70, as Chairman of the Company’s Board of Directors, effective immediately. Mr. Federico is assuming the Board seat held by Bruce Wolff, M.D. who has resigned from the Board and is being retained as a Senior Advisor to the Company. Current Chairman John Barker will continue to serve as a Director and as Audit Committee Chair.

Both gentlemen will stand for re-election at Titan’s Annual General Meeting in May 2019.

Mr. Federico has 46 years of experience in the medical device industry. As a Director of MAKO Surgical Corp., he served as Chairman, Lead Director, Compensation Committee Chairman, Governance Committee Chairman and an Audit Committee Member from 2007 to 2013. MAKO, a developer of minimally invasive robotic-enabled techniques for knee surgery, was acquired by Stryker in 2013 for $1.65 billion. Prior to that, Mr. Federico was President at Orthofix International N.V. from 1996 to 2006 and was also CEO beginning in 2001. From 1988 to 1996 he was President and General Manager at Smith & Nephew Endoscopy (formerly Dyonics, Inc.), and from 1981 to 1985 he served as Vice President of Dyonics and as Director of Marketing.

“We are delighted to welcome Charlie to Titan’s Board and look forward to leveraging his considerable experience and industry knowledge,” said David McNally, Titan’s Chief Executive Officer. “Titan Medical faces significant milestones this year, including our preclinical and human confirmatory studies to support submissions later this year to the U.S. Food and Drug Administration and to European regulatory authorities for clearance of our single-port robotic surgery system. We believe that Charlie’s wealth of knowledge will be invaluable to us in many areas, from corporate governance and strategic planning, to regulatory and commercial perspectives.”

Mr. McNally added, “On behalf of the Board of Directors, we would like to thank Bruce Wolff for his five years of board service to Titan Medical. As Professor of Surgery, Mayo Clinic College of Medicine and Emeritus Chair of the Division of Colon & Rectal Surgery, his perspective as a surgeon have been important. We are pleased that Titan will continue to benefit from his contributions and counsel as a Senior Advisor to the Company.”

Mr. Federico currently serves as a Director of Active Implants Corporation. Past Board positions include Director of Orthofix International, Chairman of SRI Surgical Express Inc., Director of LENSAR, Inc., Director of Salumedica, Presiding Director of Power Medical Interventions, Inc. (acquired by Covidien) and Director at BioMimetic Therapeutics Inc. (acquired by Wright Medical).

He has served on the Board of Trustees of the Orthopaedic Research and Education Foundation and as an Advisory Member/Trustee to the School of Biomedical Engineering at Virginia Tech and Wake Forest University. He was a Founding Trustee and a Member of Board of the American Sports Medicine Institute. Mr. Federico received a B.S. in Marketing from Fordham University.

About Titan Medical
Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing the SPORT Surgical System, a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-looking statements of Titan medical Inc.
This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

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Kim Sutton Golodetz
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Bruce Voss
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